

**TSX / NYSE American**
**Symbol: TMQ**

# News Release

## Trilogy Metals Announces the Resignation of Rick Van Nieuwenhuyse as CEO and the Appointment of James Gowans as Interim CEO

**September 5, 2019 - Vancouver, British Columbia — Trilogy Metals Inc.** (TSX / NYSE American: TMQ) ("Trilogy Metals" or the "Company") announces the resignation of Rick Van Nieuwenhuyse as CEO, President and director of Trilogy Metals.  James (Jim) Gowans has been appointed CEO and President on an interim basis.

Mr. Van Nieuwenhuyse will remain as a consultant to the Company until January 31, 2020 and will assist with transitional matters and with advancing the Company's interests in Alaska.

The Board of Directors of Trilogy Metals wishes to thank Mr. Van Nieuwenhuyse for his contributions to the Company over the years including the integral role he has played in the development of the Ambler Mining District.  In 2004, Mr. Van Nieuwenhuyse negotiated the acquisition of the Ambler Mining District assets from Rio Tinto subsidiary, Kennecott Copper.  In 2011, he concluded an agreement with NANA Regional Corporation, Inc. for the Bornite property further consolidating the district and developing a partnership with a leading Alaska Native Corporation.  Mr. Van Nieuwenhuyse built a partnership with the State of Alaska, specifically, the Alaska Industrial Development and Export Authority, to promote the development of a road to the Ambler Mining District.  That effort culminated recently with the issuance of the Draft Environmental Impact Statement for the Ambler Mining District Industrial Access Project, a proposed 211-mile road that will link the Ambler Mining District to the existing rail and port infrastructure in southcentral Alaska.

### About Jim Gowans

Mr. Gowans is a director of the Company and was President and CEO of Arizona Mining Inc. from 2016 to 2018 when Arizona Mining was purchased by South32 Limited. Previously he was a Senior Advisor to the Chairman, Co-President and EVP and COO at Barrick Gold Corporation from 2014 to 2015. Mr. Gowans has extensive experience in Alaska. He completed the feasibility study for the Red Dog Mine, oversaw the design and construction of that mine and then operated Red Dog for three years after commissioning.

The Board of Directors of the Company will commence a search for a permanent Chief Executive Officer shortly.

### About Trilogy Metals

Trilogy Metals Inc. is a metals exploration company focused on exploring and developing the Ambler mining district located in northwestern Alaska. It is one of the richest and most-prospective known copper-dominant districts located in one of the safest geopolitical jurisdictions in the world. It hosts world-class polymetallic volcanogenic massive sulphide ("VMS") deposits that contain copper, zinc, lead, gold and silver, and carbonate replacement deposits which have been found to host high grade copper mineralization. Exploration efforts have been focused on two deposits in the Ambler mining district - the Arctic VMS deposit and the Bornite carbonate replacement deposit. Both deposits are located within the Company's land package that spans approximately 143,000 hectares. The Company has an agreement with NANA Regional Corporation, Inc., a Regional Alaska Native Corporation, that provides a framework for the exploration and potential development of the Ambler mining district in cooperation with local communities. Our vision is to develop the Ambler mining district into a premier North American copper producer.

**Company Contacts**

Elaine Sanders
Chief Financial Officer

Patrick Donnelly
Vice President Corporate Communications & Development

**604-638-8088 or 1-855-638-8088**
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*Cautionary Note Regarding Forward-Looking Statements*

*This press release includes certain "forward-looking information" and "forward-looking statements" (collectively "forward-looking statements") within the meaning of applicable Canadian and United States securities legislation including the United States Private Securities Litigation Reform Act of 1995. All statements, other than statements of historical fact, included herein, are forward-looking statements. Forward-looking statements are frequently, but not always, identified by words such as "expects", "anticipates", "believes", "intends", "estimates", "potential", "possible", and similar expressions, or statements that events, conditions, or results "will", "may", "could", or "should" occur or be achieved. These forward-looking statements may include statements regarding perceived merit of properties; exploration plans and budgets; mineral reserves and resource estimates; timing of the feasibility study; funding by South32; work programs; capital expenditures; timelines; strategic plans; market prices for precious and base metals; or other statements that are not statements of fact. Forward-looking statements involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company's expectations include the uncertainties involving the interpretation of drill results, the need for additional financing to explore and develop properties and availability of financing in the debt and capital markets; uncertainties involved in the interpretation of drilling results and geological tests and the estimation of reserves and resources; the need for cooperation of government agencies and native groups in the development and operation of properties as well as the construction of the access road; the need to obtain permits and governmental approvals; risks of construction and mining projects such as accidents, equipment breakdowns, bad weather, non-compliance with environmental and permit requirements, unanticipated variation in geological structures, metal grades or recovery rates; unexpected cost increases, which could include significant increases in estimated capital and operating costs; fluctuations in metal prices and currency exchange rates; and other risks and uncertainties disclosed in the Company's Annual Report on Form 10-K for the year ended November 30, 2018 filed with Canadian securities regulatory authorities and with the United States Securities and Exchange Commission and in other Company reports and documents filed with applicable securities regulatory authorities from time to time. The Company's forward-looking statements reflect the beliefs, opinions and projections on the date the statements are made. The Company assumes no obligation to update the forward-looking statements or beliefs, opinions, projections, or other factors, should they change, except as required by law.*

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